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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                   FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                      OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM ___________ TO ___________

                         COMMISSION FILE NUMBER 1-13086




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                           WEATHERFORD ENTERRA, INC.
               AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

===============================================================================

                        Weatherford International, Inc.
                             515 Post Oak Boulevard
                                   Suite 600
                               Houston, TX 77027



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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Weatherford Enterra, Inc. Amended and
Restated Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets of the Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the changes in net assets for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 26, 1999

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                           WEATHERFORD ENTERRA, INC.

               AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

                            STATEMENTS OF NET ASSETS

                        AS OF DECEMBER 31, 1998 AND 1997

                                                                         1998         1997
                                                                       --------     --------
ASSETS:
 Common Stock of Weatherford International, Inc., at quoted market
     value, 18,785 shares at $19.375 per share (cost $552,075)         $363,959     $     --
 Common Stock of Weatherford Enterra, Inc., at quoted market value,
     21,478 shares at $43.75 per share (cost $684,295)                       --      939,663
 Contributions receivable-
     Company                                                             24,493       15,565
     Participants                                                        49,392       31,226
                                                                       --------     --------
                                                                         73,885       46,791
                                                                       --------     --------

  Cash and cash equivalents                                               1,957        2,732
                                                                       --------     --------

                    Total assets                                        439,801      989,186
                                                                       --------     --------

NET ASSETS                                                             $439,801     $989,186
                                                                       ========     ========


  The accompanying notes are an integral part of these financial statements.

                           WEATHERFORD ENTERRA, INC.

               AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1998

                                              1998            1997          1996
                                            ---------      ---------      ---------
REALIZED NET GAIN (LOSS) ON THE SALE OR
   DISTRIBUTION OF COMMON STOCK             $ (44,418)     $  51,932      $  90,037

CHANGES IN UNREALIZED APPRECIATION
   (DEPRECIATION) OF COMMON STOCK            (443,484)       142,544        (42,225)

CONTRIBUTIONS:
   Company                                    127,627        162,379         88,386
   Participants                               257,345        325,095        205,159

INTEREST INCOME                                   256            234            152

WITHDRAWALS BY PARTICIPANTS:
   Common Stock, at market value             (445,359)      (263,437)      (243,636)
   Cash                                        (1,352)          (409)          (249)
                                            ---------      ---------      ---------
INCREASE (DECREASE) IN NET ASSETS            (549,385)       418,338         97,624

NET ASSETS:
   Beginning of year                          989,186        570,848        473,224
                                            ---------      ---------      ---------
   End of year                              $ 439,801      $ 989,186      $ 570,848
                                            =========      =========      =========

  The accompanying notes are an integral part of these financial statements.

                           WEATHERFORD ENTERRA, INC.

               AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan (the Plan) have been prepared on the accrual basis of accounting. The Plan's investment in the common stock, $1.00 par value (the Common Stock) of Weatherford International, Inc. (the Company), formerly Weatherford Enterra, Inc., as of December 31, 1998 and 1997, is reported at quoted market value (see Note 2).

Participant Accounts

Chase Bank of Texas, N.A. (formerly Texas Commerce Bank, N.A.), trustee for the Plan (the Trustee), maintains a separate account for each participating employee. The Trustee allocates to each account the number of shares of the Common Stock purchased with contributions credited to such account. The Plan included 345 and 265 participants as of December 31, 1998 and 1997, respectively.

Common Stock Valuation

The Common Stock is reflected in the accompanying financial statements at quoted market value, as listed on the New York Stock Exchange (NYSE) (see Note
2). The changes in the difference between the quoted market value and the cost of shares not withdrawn are reported as changes in unrealized appreciation (depreciation) in the statements of changes in net assets (see Note 4). Realized net gain (loss) on the sale or distribution of Common Stock are reported based on actual cost (see Note 3).

Risks and Uncertainties

The Plan provides for investment in cash and cash equivalents and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets and participant's account balances.

Expenses

The expenses of the Plan, except transfer taxes and other expenses paid by participating employees on withdrawals, are paid by the Company. With respect to purchases of Common Stock on the open market, if any, brokerage fees are paid by the Company.

2.  PROVISIONS OF THE PLAN:

General

The Plan was established for the purpose of affording eligible employees of the Company and its subsidiaries an opportunity to regularly and systematically invest in the Company's Common Stock.

On May 27, 1998, EVI, Inc., merged with Weatherford Enterra, Inc., and changed its name to EVI Weatherford, Inc., and traded on the NYSE under the symbol "EVI" until September 21, 1998. Under the terms of the merger agreement, Weatherford Enterra, Inc., stockholders received 0.95 of a newly issued share of EVI Weatherford, Inc., common stock for each share of Weatherford Enterra, Inc., common stock. Accordingly, all shares held by the Plan were exchanged for
0.95 shares of EVI Weatherford, Inc., common stock.

On September 21, 1998, the stockholders of EVI Weatherford, Inc., approved a name change for the combined company to Weatherford International, Inc. Weatherford International, Inc., is listed on the NYSE under the symbol "WFT."

Administration

The Plan is administered by a committee (the Administrative Committee) of not less than three persons appointed from time to time by the board of directors of the Company.

Eligibility

Subject to certain restrictions imposed by foreign countries, in which the Company maintains offices, every full-time non-U.S. employee and every full-time U.S. employee not eligible for the Company's 401(k) savings plan are eligible to participate in the Plan on the first day of active service with the Company. Prior to July 1, 1996, these employees became eligible to participate after completing one year of active continuous service.

Effective January 1, 1998, commensurate with the introduction of a separate retirement savings plan, employees of the Company's Canadian services and manufacturing operations are no longer eligible to participate in the Plan. Participant contributions of such employees accounted for approximately 22 percent and 21.5 percent to the Plan in 1997 and 1996, respectively.

Participant Contributions

An eligible employee may contribute by payroll deductions 2 percent to 6 percent of base salary, but in no event less that $20 per month or more than a maximum dollar amount determined from time to time, in advance, by the Administrative Committee.

Company Contributions

Through June 30, 1996, the Company contributed an amount equal to 33.33 percent of each participant's contribution. Effective July 1, 1996, this percentage was changed to 50 percent. Participants vest immediately in both their contributions to the Plan and all Company contributions made on their behalf.

The Trustee and Purchases of Common Stock

The Trustee maintains custody of the Plan's assets and uses the participants' payroll deductions, the Company's contributions and cash dividends received to purchase Common Stock. The Company has not declared or paid any dividends on its Common Stock since 1984. The Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the NYSE.


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Withdrawals and Termination of Employment

Participating employees may withdraw part or all of the whole shares of Common Stock in their accounts as of March 31 of any calendar year after giving written notice prior to March 1. Cash in lieu of fractional shares and any other credits will also be paid to the withdrawing employee. On termination of employment, a distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares of Common Stock and cash adjustments as described above.

Federal Income Tax Consequences

The Plan is not qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. Subject to differing tax consequences imposed by foreign countries in which the Company maintains offices, amounts contributed by an employee to the Plan through payroll deductions and amounts contributed by the Company are treated as part of the employee's salary or wages, which are subject to withholding taxes and are taxed, with the rest of the employee's compensation, as ordinary income. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Amendment, Suspension and Termination

Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Administrative Committee's judgment, retroactively adversely affect the rights of participants.

3.  REALIZED NET GAIN (LOSS):

The following table sets forth the realized net gain (loss) calculated on the sale or distribution of Common Stock:

                                                           1998            1997         1996
                                                         ---------      ---------     ---------
Sale or distribution of Common Stock at market           $ 477,795      $ 263,785     $ 243,885
   Less-Sale or distribution of Common Stock at cost       522,213        211,853       153,848
                                                         ---------      ---------     ---------

                     Realized net gain (loss)            $ (44,418)     $  51,932     $  90,037
                                                         =========      =========     =========

4.  CHANGES IN UNREALIZED
    APPRECIATION (DEPRECIATION):

The changes in unrealized appreciation (depreciation) of Common Stock are as follows:

                                                              1998           1997         1996
                                                            ---------     ---------     ---------
Unrealized appreciation (depreciation) at end of year       $(188,116)     $ 255,368     $ 112,824
   Less- Unrealized appreciation at beginning of year         255,368        112,824       155,049
                                                            ---------     ---------     ---------
      Changes in unrealized appreciation (depreciation)     $(443,484)    $ 142,544     $ (42,225)
                                                            =========     =========     =========

                                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

  WEATHERFORD ENTERRA, INC. AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

   March 29, 1999                                   /s/ JON R. NICHOLSON
----------------------------                     -------------------------------
       Date                                             Jon R. Nicholson
                                                  Vice President-Human Resources
                                                  for Weatherford International,
                                                     Inc., and Administrative
                                                        Committee Member




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                               INDEX TO EXHIBIT

Exhibit
Number                        DESCRIPTION
-------                       -----------

   10.1      Weatherford Enterra, Inc. Amended and Restated Employee Stock
               Purchase Plan (incorporated by reference to Exhibit 4.19 to the Company's Registration Statement on Form S-8 (Reg. No. 333-53633))

   23.1      Consent of Independent Public Accountants
